UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tandy Leather Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.0024
(Title of Class of Securities)

87538X105
(CUSIP Number)

Douglas W. Clayton
Cantey & Hanger, LLP
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102
(817) 877-2890
Fax: (817) 877-2807
(Name, Address and Telephone Number of person authorized to receive notices and communications)

May 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), (f), or (g), check the following box. (___)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13c-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS: Ronald C. Morgan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRAITE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ X ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ______
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF	7	SOLE VOTING POWER: 7,008 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 1,738,036 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 7,008 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER: 1,617,810 (See Item 5)
11	AGGREGATE AMOUNT BENEFITICALLY OWNED BY EACH REPORTING PERSON: 1,797,431 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS: Robin L. Morgan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRAITE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ X ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ______
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF	7	SOLE VOTING POWER: 0 (See Item 5)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 2,563,543 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER: 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER: 2,563,543 (See Item 5)
11	AGGREGATE AMOUNT BENEFITICALLY OWNED BY EACH REPORTING PERSON: 1,797,431 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Ronald C. Morgan (“Mr. Morgan”) and Robin L. Morgan (“Mrs. Morgan,” and together with Mr. Morgan, the “Reporting Persons”) hereby amend and supplement their Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2002, with respect to their beneficial ownership of the common stock, par value $0.0024 (“Common Stock”), of Tandy Leather Factory, Inc. (the “Issuer”) as set forth below. This Amendment No. 1 is being filed to reflect a private sale by the Reporting Persons of 1,500,000 shares of Common Stock at a price of $6.25 per share on May 5, 2006.

Item 2. Identity and Background

Item 2 is hereby amended by deleting the last two paragraphs thereof and replacing such paragraphs with the following:

Mr. Morgan and Mrs. Morgan are husband and wife and as such they may be deemed to be a “group,” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). Except with respect to Common Stock held by Mr. Morgan and Mrs. Morgan as joint tenants, Mr. Morgan and Mrs. Morgan disclaim the existence of a group and disclaim beneficial ownership of Common Stock held by the other individually, whether directly or through the Issuer’s Employees Stock Ownership Plan and Trust.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to read in its entirety as set forth below:

Not Applicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended to read in its entirety as set forth below:

The Reporting Persons sold 1,500,000 shares of Common Stock in a private offering to institutional investors at a price of $6.25 per share for the purpose of commencing personal estate planning initiatives while expanding the Issuer’s institutional shareholder base.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended to read in its entirety as set forth below:

(a) & (b) The Reporting Persons are the beneficial owners of 1,797,431 shares of Common Stock (16.7% of 10,763,976 shares of Common Stock outstanding as reported by the Issuer in its proxy statement filed with the Commission on April 3, 2006). Of this amount, 179,621 shares are allocated to their accounts under the Issuer’s Employees’ Stock Ownership Plan & Trust (“ESOP”) (120,226 shares in the account of Mr. Morgan and 59,396 shares in the account of Mrs. Morgan). Mr. Morgan and Mrs. Morgan each has the right to request that the trustee of the ESOP (the “Trustee”) vote shares of Common Stock allocated to his or her ESOP account. Such requests are typically honored by the Trustee, but the Trustee has the authority ignore such requests and to vote ESOP shares as the Trustee deems prudent. The Trustee serves in the capacity of trustee of the ESOP at the pleasure of the ESOP Committee, and except in certain limited circumstances, the Trustee may dispose of ESOP shares only as the ESOP Committee directs. Mrs. Morgan is one of five members of the ESOP Committee. Accordingly, Mrs. Morgan may be deemed to share voting and dispositive power with respect to all 952,741 shares held by the ESOP, and Mr. Morgan may be deemed to share voting power with respect to the 120,226 shares of Common Stock allocated to his ESOP account. Mr. Morgan has sole voting and sole dispositive power with respect to 7,008 shares that he owns individually. Mr. Morgan and Mrs. Morgan share voting and dispositive power with respect to the 1,610,802 shares of Common Stock held jointly by them. The Reporting Persons disclaim beneficial ownership of shares held by the ESOP except for those shares that have been allocated to the Reporting Persons’ respective ESOP accounts.

The Reporting Persons may be deemed to be members of a “group,” as that term is defined in Section 13(d)(3) of the Act, with J. Wray Thompson, Sr. and his wife, Sally A. Thompson, who also sold 1,500,000 shares of Common Stock to institutional investors at a price of $6.25 per share as part of the same transaction as the Reporting Persons are reporting on this Amendment to Schedule 13D. Mr. Thompson is the Chairman of the Board and Chief Executive Officer of the Issuer and currently is the beneficial owner of 220,448 shares of Common Stock (2.1% of 10,763,976 shares of Common Stock outstanding as reported by the Issuer in its proxy statement filed with the Commission on April 3, 2006). Of this amount, 78,761 shares are allocated to Mr. Thompson’s account under the Issuer’s ESOP and 23,702 shares are held in Mr. Thompson’s individual retirement account. If the Reporting Persons are deemed to be members of a group with Mr. Thompson, they would be deemed the beneficial owner of 2,017,879 shares of Common Stock, or 18.7% of the total shares of Common Stock outstanding. The Reporting Persons disclaim the existence of a group with Mr. and Mrs. Thompson and disclaim beneficial ownership of shares of Common Stock held by them.

(c) On May 5, 2006, the Reporting Persons sold 1,500,000 shares of Common Stock at a price of $6.25 per share. This transaction was effected through a private sale to an unrelated investor.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangement, Understanding, or Relationships with Respect to Securities of the Issuer

Item 6 is amended to read in its entirety as set forth below:

On May 1, 2006, Mr. Morgan entered into an agreement with Merriman Curhan Ford & Co. (“MCF”) to advise him in connection with a possible sale of shares of Common Stock. MCF acted pursuant to this agreement in the transaction described in Item 5(c). As part of the agreement, Mr. Morgan agreed to submit to a 12-month lockup of the remaining shares not sold during this transaction. Mr. Morgan also agreed to enter into a 10b5-1 program through MCF after such 12 month period.

Item 7. Material to be Filed as Exhibits

Item 7 is amended to read in its entirety as set forth below:

Exhibit 1

Joint Filing Agreement by and between the Reporting Persons.

Exhibit 2

Engagement Agreement, dated May 1, 2006, between Ronald C. Morgan and Merriman Curhan Ford & Co.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2006

Date
/s/ Ronald C. Morgan

Signature
Ronald C. Morgan, Reporting Person

Name/Title

September 12, 2006

Date
/s/ Robin L. Morgan

Signature
Robin L. Morgan, Reporting Person

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 1 (the "Amendment"), dated as of the date hereof, to the Schedule 13D filed with the Securities and Exchange Commission on January 22, 2002, with respect to their beneficial ownership of the common stock, par value $0.0024 of Tandy Leather Factory, Inc. is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement may be included as an Exhibit to the Amendment and any such further amendment. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as ofSeptember 12, 2006.

                           /s/ Ronald C. Morgan
Ronald C. Morgan

/s/ Robin L. Morgan
Robin L. Morgan

Exhibit 2

May 1, 2006

PERSONAL & CONFIDENTIAL

Mr. Ronald C. Morgan
President
Tandy Leather Factory Inc.
3847 East Loop 820 South
Ft. Worth, TX 76119

Dear Ron:

Mr. Ronald C. Morgan (the “Selling Shareholder”) proposes to sell shares of common stock (the “Securities”) of Tandy Leather Factory Inc. (the “Company”) in one or more private transactions. By entering into this Agreement, the Selling Shareholder agrees to engage Merriman Curhan Ford & Co. (“MCF”) as the Selling Shareholder’s exclusive broker. MCF accepts such engagement and agrees to use its best efforts to place the Securities with qualified institutional investors without making any representations as to or otherwise being responsible for the terms of any offers that such investors may make to purchase the Securities. MCF hereby acknowledges and agrees that the Selling Shareholder may reject any or all bids to purchase the Securities presented to the Selling Shareholder by MCF at the Selling Shareholder’s sole discretion. Mr. Morgan agrees to submit to a 12 month-lockup of the remaining shares not sold during this transaction. Thereafter the 12 month period, Mr. Morgan agrees to enter into a 10b5-1 program through Merriman Curhan Ford. The purpose of this letter is to memorialize the terms of our engagement.

1. Purchase Agreement. The sale of the Securities to any investor will be evidenced by a purchase agreement (“Purchase Agreement”) between the Selling Shareholder and such investors. The form of Purchase Agreement shall be reasonably satisfactory to MCF. Such purchase agreement will include the Company’s willingness to register the shares within a 30 day period.

2. Scope of Engagement. MCF has been engaged by the Selling Shareholder only in connection with the matters described in this letter agreement and for no other purpose. We have not made, and will assume no responsibility to make any representation in connection with our engagement as to any legal matter. Except as specifically provided in this letter agreement, MCF shall not be required to render any advice or reports in writing or to perform any other services.

3. Term of Engagement. The engagement of MCF on an exclusive basis will continue until the earlier to occur of (i) the date all Securities are sold, or (ii) July 31, 2006, unless the Selling Shareholder and MCF agree to extend the Offering for up to sixty (60) days. Either party may terminate the relationship at any time upon thirty (30) days written notice to the other party. MCF shall, within 10 business days of the expiration or termination of its engagement hereunder, provide a written list to the Selling Shareholder with the name and address of all qualified institutional investors who were contacted by MCF in connection with the potential transaction (the “List”).

4. Fees and Expenses. The Selling Shareholder agrees to pay MCF a cash fee at the closing of the transaction(s) equal to 5.0% of the total amount of capital received by the Selling Shareholder from the sale of its Securities (a) to any investors prior to the expiration or termination of MCF’s engagement hereunder, regardless of whether or not such investors were contacted by MCF in connection with the potential transaction, and (b) during the time period subsequent to the expiration or termination of MCF’s engagement hereunder until December 31, 2006, to investors whose name appears on the List.

5. Indemnity and Contribution. The parties agree to the terms of MCF’s standard indemnification agreement, which is attached hereto as Appendix A and incorporated herein by reference. The provisions of this paragraph 5 shall survive any termination of this Agreement.

6. Compliance with Applicable Law. The parties to this Agreement will comply with all applicable federal, state and foreign securities laws and other applicable laws.

7. Independent Contractor. MCF is and at all times during the term hereof will remain an independent contractor, and nothing contained in this letter agreement will create the relationship of employer and employee or principal and agent as between the Selling Shareholder and MCF or any of its employees. It is understood that MCF’s responsibility to the Selling Shareholder is solely contractual in nature and that MCF does not owe any fiduciary duty as a result of its engagement.

8. Successors and Assigns. This letter agreement and all obligations and benefits of the parties hereto shall bind and shall inure to their benefit and that of their respective successors and assigns. The indemnity and contribution provisions incorporated into this letter agreement are for the express benefit of the officers, directors, employees, consultants, agents and controlling persons of MCF and their respective successors and assigns.

9. Arbitration. Any dispute between the parties concerning the interpretation, validity or performance of this letter agreement or any of its terms and provisions shall be submitted to binding arbitration in San Francisco County, California, before the American Arbitration Association, and the prevailing party in such arbitration shall have the right to have any award made by the arbitrators confirmed by a court of competent jurisdiction. The provisions of Section 1283.05 of the California Code of Civil Procedure, authorizing the taking of depositions and obtaining discovery, are incorporated herein by this reference and shall be applicable to any such arbitration.

10. General Provisions. No purported waiver or modification of any of the terms of this letter agreement will be valid unless made in writing and signed by the parties hereto. Section headings used in this letter agreement are for convenience only, are not a part of this letter agreement and will not be used in construing any of the terms hereof. This letter agreement constitutes and embodies the entire understanding and agreement of the parties hereto relating to the subject matter hereof, and there are no other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof. No representation, promise, inducement or statement of intention has been made by either of the parties hereto which is to be embodied in this letter agreement, and none of the parties hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention, not so set forth herein. No provision of this letter agreement shall be construed in favor of or against either of the parties hereto by reason of the extent to which either of the parties or its counsel participated in the drafting hereof. If any provision of this letter agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the remaining provisions hereof shall in no way be affected and shall remain in full force and effect. In case of any litigation or arbitration between the parties hereto, the prevailing party shall be entitled to its reasonable legal fees. This letter agreement is made and entered in the State of California, and the laws of that state relating to contracts made in, and to be performed entirely in, the State shall govern the validity and the interpretation hereof. This letter agreement may be executed in any number of counterparts and by facsimile signature.

If the foregoing correctly sets forth your understanding of our agreement, please sign the enclosed copy of this letter and return it to MCF, whereupon it shall constitute a binding agreement between us.

Very truly yours,

MERRIMAN CURHAN FORD & CO.

By: /s/ J. Buckner Brown
Title: Managing Director

The undersigned hereby accepts, agrees to and becomes party to the foregoing letter agreement, effective as of the date first written above.

Ronald C. Morgan

By: /s/ Ronald C. Morgan

APPENDIX A —INDEMNIFICATION AGREEMENT

The Selling Shareholder agrees to indemnify and hold harmless MCF and its officers, directors, employees, consultants, attorneys, agents and controlling persons (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) (MCF and each such other persons are collectively and individually referred to below as an "Indemnified Party") from and against any and all loss, claim, damage, liability and expense whatsoever, as incurred, including, without limitation, reasonable costs of any investigation, legal and other fees and expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted, to which the Indemnified Party may become subject under any applicable federal or state law (whether in tort, contract or on any other basis) or otherwise, and related to the performance by the Indemnified Party of the services contemplated by this letter agreement and will reimburse the Indemnified Party for all expenses (including legal fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not the Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Selling Shareholder. The Selling Shareholder will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court or arbitrator, not subject to appeal or further appeal, to have resulted from the Indemnified Party's bad faith, willful misconduct or gross negligence. The Selling Shareholder also agrees that the Indemnified Party shall have no liability (whether direct or indirect, in contract, tort or otherwise) to the Selling Shareholder related to, or arising out of, the engagement of the Indemnified Party pursuant to, or the performance by the Indemnified Party of the services contemplated by, this letter agreement except to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court or arbitrator, not subject to appeal or further appeal, to have resulted from the Indemnified party's bad faith, willful misconduct or gross negligence.

If the indemnity provided above shall be unenforceable or unavailable for any reason whatsoever, the Selling Shareholder, its successors and assigns, and the Indemnified Party shall contribute to all such losses, claims, damages, liabilities and expenses (including, without limitation, all costs of any investigation, legal or other fees and expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) (i) in such proportion as is appropriate to reflect the relative benefits received by the Selling Shareholder and MCF under the terms of this letter agreement or (ii) if the allocation provided for by clause (i) of this sentence is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i), but also the relative fault of the Selling Shareholder and MCF in connection with the matter(s) as to which contribution is to be made. The relative benefits received by the Selling Shareholder and MCF shall be deemed to be in the same proportion as the fee the Selling Shareholder actually pays to MCF bears to the total value of the consideration paid or to be paid to the Selling Shareholder in the Capital Raising Transaction. The relative fault of the Selling Shareholder and MCF shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of material fact or omission or alleged omission to state a material fact relates to information supplied by the Selling Shareholder or by MCF and the Selling Shareholder’s and MCF’s relative intent, knowledge, access to information and opportunity to correct. The Selling Shareholder and MCF agree that it would not be just or equitable if contribution pursuant to this paragraph were determined by pro rata allocation or by any other method of allocation which does not take into account these equitable considerations. Notwithstanding the foregoing, to the extent permitted by law, in no event shall the Indemnified Party's share of such losses, claims, damages, liabilities and expenses exceed, in the aggregate, the fee actually paid to the Indemnified Party by the Selling Shareholder.

The Indemnified Party will give prompt written notice to the Selling Shareholder of any claim for which it seeks indemnification hereunder, but the omission to so notify the Selling Shareholder will not relieve the Selling Shareholder from any liability which it may otherwise have hereunder except to the extent that the Selling Shareholder is damaged or prejudiced by such omission or from any liability it may have other than under this Appendix A. The Selling Shareholder shall have the right to assume the defense of any claim, lawsuit or action (collectively an "action") for which the Indemnified Party seeks indemnification hereunder, subject to the provisions stated herein with counsel reasonably satisfactory to the Indemnified Party. After notice from the Selling Shareholder to the Indemnified Party of its election so to assume the defense thereof, and so long as the Selling Shareholder performs its obligations pursuant to such election, the Selling Shareholder will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. The Indemnified Party shall have the right to employ separate counsel in any such action and to participate in the defense thereof at its own expense; provided, however, that the reasonable fees and expenses of such counsel shall be at the expense of the Selling Shareholder if the named parties to any such action (including any impleaded parties) include both the Indemnified Party and the Selling Shareholder and the Indemnified Party shall have reasonably concluded, based on advice of counsel, that there are legal defenses available to the Indemnified Party which are in conflict with any legal defenses which are asserted by the Selling Shareholder (in which event the Selling Shareholder shall not have the right to assume the defense of such action on behalf of the Indemnified Party, it being understood, however, that the Selling Shareholder shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys for all Indemnified Parties in each jurisdiction in which counsel is needed). Despite the foregoing, the Indemnified Party shall not settle any claim without the prior written approval of the Selling Shareholder, which approval shall not be unreasonably withheld, so long as the Selling Shareholder is not in material breach of this Appendix A. Also, each Indemnified Party shall make reasonable efforts to mitigate its losses and liabilities.